Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 6, 2024

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund IV (the “Trust”)
File Nos. 333-174332; 811-22559

Dear Ms. Rowland:

This letter responds to your supplemental comment regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 20, 2023 (the “Registration Statement”). The Registration Statement relates to the FT Vest Dow Jones Internet & Target Income ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Exhibits

The sub-licensing agreement is a material agreement of the Trust. Please file the sub-licensing agreement as an exhibit to the Registration Statement.

Response to Comment 1

The Registrant confirms that it will file the sub-licensing agreement as an exhibit to the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren